SUB-ITEM 77D(G)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                         AIM INTERNATIONAL FUNDS, INC.


Effective March 31, 2000, the AIM Asian Growth Fund may invest up to 20% of its total assets in securities exchangeable for or convertible into equity securities of Asian companies. The fund may also invest up to 35% of its total assets in securities of non-Asian companies. The fund may also invest up to 35% of its total assets in high-grade short-term securities and debt securities, including U.S. Government obligations, investment grade corporate bonds or taxable municipal securities, whether denominated in U.S. dollar or foreign currencies.